Subsecretaría de Hacienda y Crédito Público Unidad de Crédito Público

March 1, 2022

Via E-mail

Office of International Corporate Finance

Attn. Aaron Brodsky and Michael Coco

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC

Re:	United Mexican States

Registration Statement under Schedule B Filed January 24, 2022

File No. 333-262317

Form 18-K for Fiscal Year Ended December 31, 2020 Filed July 2, 2021

Amended July 12, 2021, January 4, 2022, January 12, 2022, February 7, 2022, February 7, 2022 and February 11, 2022.

File No. 333-03610

Dear Mr. Brodsky and Mr. Coco,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated February 10, 2022, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the fiscal year ended December 31, 2020 and related amendments (the “Annual Report”) of the United Mexican States (“Mexico”). Concurrently with this letter, we have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and a new amendment to the Annual Report (the “Form 18-K/A”).

We have reproduced the Staff’s comments below in bold and provided our response immediately below each comment.

United Mexican States Registration Statement under Schedule B and Form 18-K for Fiscal Year ended December 31, 2020.

Cover Page

1.	Please include a cross-reference to the detailed disclosure of the collective action clause.

Amendment No. 1 revises the cover page of the Prospectus to include a cross-reference to the detailed disclosure about the collective action clause on pages 15 to 18 of the Prospectus.

Office of International Corporate Finance

Attn: Aaron Brodsky and Michael Coco

March 1, 2022, p. 2

General

2.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

The Form 18-K/A provides the most recent material information and updated statistics, consistent with our past practice for the filing of 18-K amendments. Mexico will update all statistics later this year in its Annual Report on Form 18-K for 2021.

3.

We note the disclosures on page D-46 of Exhibit D to form 18-K (filed on 7/2/21) regarding amendments to Mexico’s social security and related laws in 2020. We also note that a recent IMF report recommended additional pension reforms, beyond those made in 2020, including efforts to contain costs, such as by reforming the design of the minimum pension. To the extent material, please disclose any ongoing risks relating to the current pension system.

Currently there are no reforms to the pension system pending or proposed by the Federal Government or in the legislature, and the Federal Government does not anticipate any specific proposal for reform. In response to the Staff’s comment, we have reviewed the discussion of the pension system in IMF Country Report No. 21/248 (dated November 2021), and have concluded that there are no material ongoing risks related to the current pension system that would merit disclosure in the Annual Report or in the 18-K/A.

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We are grateful for your assistance in this matter. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mexico or Nicolas Grabar (+1-212-225-2414) or Jorge Juantorena (+1-212-225-2758) of our U.S. counsel Cleary Gottlieb.

Very truly yours,

By:	/s/ MARÍA DEL CARMEN BONILLA RODRÍGUEZ
María del Carmen Bonilla Rodríguez
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

cc.:	Nicolas Grabar

Jorge Juantorena

Cleary Gottlieb Steen & Hamilton LLP